UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

Information furnished on this form

EXHIBIT

Exhibit Number	Description
1.	Corrections to “Status of Capital Adequacy” furnished on Form 6-K on July 30, 2012

Note

Mizuho Financial Group, Inc. (the “Company”) furnished Reports of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding its Status of Capital Adequacy on July 30, 2012. The Company is furnishing this Form 6-K/A to make corrections on certain figures as shown in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 14, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on July 30, 2012

Capital adequacy ratio highlights

¢ Capital adequacy ratio highlights

Page 2:

Mizuho Financial Group (Consolidated)

As of March 31, 2012	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)

Consolidated capital adequacy ratio (BIS standard)	15.49%	15.50%
Tier 1 capital ratio	12.75%	12.76%

Tier 1 capital	6,397.8	6,398.9
Tier 2 capital	1,745.1	1,745.1
Deductions for total risk-based capital	370.0	368.9

Total risk-based capital	7,772.9	7,775.0

Risk-weighted assets	50,165.9	50,144.9

Note: Corrections are underlined (hereinafter the same).
(Reference)
Mizuho Corporate Bank (Consolidated)
As of March 31, 2012	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)

Consolidated capital adequacy ratio (BIS standard)	17.80%	17.83%
Tier 1 capital ratio	15.86%	15.87%

Tier 1 capital	4,430.8	4,430.8
Tier 2 capital	680.6	682.8
Deductions for total risk-based capital	137.2	137.2

Total risk-based capital	4,974.2	4,976.4

Risk-weighted assets	27,931.6	27,910.1

Mizuho Corporate Bank (Non-consolidated)
As of March 31, 2012	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)
Non-consolidated capital adequacy ratio (BIS standard)	20.15%	20.19%
Tier 1 capital ratio	16.32%	16.34%

Tier 1 capital	4,135.2	4,135.2
Tier 2 capital	1,011.2	1,013.5
Deductions for total risk-based capital	41.3	41.3

Total risk-based capital	5,105.1	5,107.4

Risk-weighted assets	25,327.3	25,296.0

Status of Mizuho Financial Group’s consolidated capital adequacy

¢ Consolidated capital adequacy ratio

Page 6:

(2) Summary table of consolidated capital adequacy ratio (BIS Standard)

As of March 31, 2012				<Before Correction>	<After Correction>
				(Billions of yen)	(Billions of yen)
Tier 1 capital	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach			26.1	25.0
	Total of Tier 1 capital before deduction of deferred tax assets (total of the above items)			6,397.8	6,398.9

	Total	(A	)	6,397.8	6,398.9

	Preferred securities with a step-up interest rate provision	(B	)	524.0	524.0
	Ratio to Tier 1 = (B) / (A) × 100			8.19%	8.18%

Deductions for total risk-based capital	Deductions for total risk-based capital	(E	)	370.0	368.9

Total risk-based capital	(A) + (C) + (D) – (E)	(F	)	7,772.9	7,775.0

Risk-weighted assets	Credit risk-weighted assets	(G	)	45,165.4	45,144.4

	On-balance-sheet items			37,683.9	37,640.5
	Off-balance-sheet items			7,481.4	7,503.9

	Total [(G) + (H) + (J) + (L) + (M)]	(N	)	50,165.9	50,144.9

Consolidated capital adequacy ratio (BIS standard) = (F)/(N) × 100				15.49%	15.50%

Tier 1 capital ratio = (A)/(N) × 100				12.75%	12.76%

Page 7: Notes:

<Before Correction>

4. The amounts of net deferred tax assets as of March 31, 2011 and 2012 were ¥471.1 billion and ¥340.7 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of March 31, 2011 and 2012 were ¥1,234.0 billion and ¥1,279.5 billion, respectively.

<After Correction>

4. The amounts of net deferred tax assets as of March 31, 2011 and 2012 were ¥471.1 billion and ¥340.7 billion, respectively, and the maximum amounts of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio as of March 31, 2011 and 2012 were ¥1,234.0 billion and ¥1,279.7 billion, respectively.

¢ Risk-based capital

Page 19:

(5) Required capital by portfolio classification

As of March 31, 2012	<Before Correction>	(Billions of yen)	<After Correction>	(Billions of yen)
	EAD	Required capital	EAD	Required capital
Credit risk	171,425.4	4,737.4	171,425.4	4,733.5

Internal ratings-based approach	163,265.5	4,486.1	163,265.5	4,482.3
Corporate (except specialized lending)	51,054.8	2,523.9	51,022.9	2,517.0
Corporate (specialized lending)	2,378.0	239.5	2,407.6	242.5
Sovereign	77,549.7	62.9	77,555.3	63.1
Bank	5,525.0	123.2	5,521.7	123.1

Total required capital (consolidated)	n.a.	4,013.2	n.a.	4,011.5

¢ Credit risk

(7) Credit risk exposure, etc.

š Status of exposure to which the internal ratings-based approach is applied

Page 30:

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	<Before Correction>	(Billions of yen, except percentages)

As of March 31, 2012	LGD (EAD weighted average)(%)	EL default (EAD weighted average)(%)	Risk weight (EAD weighted average)(%)	EAD (Billions of yen)			Amount of undrawn commitments
					On-balance sheet	Off-balance sheet
Corporate	36.56	n.a.	43.71	54,520.1	40,759.9	13,760.2	10,639.1
Investment grade zone	38.27	n.a.	22.88	32,216.7	21,609.0	10,607.6	8,856.0
Non-investment grade zone	33.22	n.a.	76.27	20,912.3	17,901.2	3,011.1	1,755.0
Default	47.16	44.40	36.67	1,391.1	1,249.6	141.4	28.1

Sovereign	39.89	n.a.	0.97	77,838.3	58,064.9	19,773.3	219.2
Investment grade zone	39.89	n.a.	0.79	77,723.6	57,953.6	19,769.8	218.0
Non-investment grade zone	39.68	n.a.	122.43	114.5	111.0	3.5	1.2
Default	61.29	56.51	63.28	0.1	0.1	—	—

Bank	37.62	n.a.	23.66	5,583.1	2,692.3	2,890.7	309.9
Investment grade zone	37.43	n.a.	19.79	5,027.5	2,463.4	2,564.0	248.1
Non-investment grade zone	38.02	n.a.	59.46	534.3	210.7	323.6	61.8
Default	73.41	70.53	38.17	21.2	18.1	3.1	—

Total	38.84	n.a.	19.51	138,906.1	102,481.7	36,424.3	11,168.4
Investment grade zone	39.71	n.a.	8.57	115,840.6	82,899.1	32,941.4	9,322.3
Non-investment grade zone	33.61	n.a.	76.92	21,651.8	18,313.5	3,338.3	1,818.0
Default	47.60	44.83	36.66	1,413.6	1,269.1	144.5	28.1

	<After Correction>	(Billions of yen, except percentages)

As of March 31, 2012	LGD (EAD weighted average)(%)	EL default (EAD weighted average)(%)	Risk weight (EAD weighted average)(%)	EAD (Billions of yen)			Amount of undrawn commitments
					On-balance sheet	Off-balance sheet
Corporate	36.54	n.a.	43.67	54,517.9	40,758.6	13,759.2	10,637.7
Investment grade zone	38.26	n.a.	22.93	32,144.7	21,584.1	10,560.5	8,851.5
Non-investment grade zone	33.21	n.a.	75.91	20,981.8	17,924.8	3,057.0	1,757.9
Default	47.12	44.36	36.59	1,391.3	1,249.6	141.7	28.2

Sovereign	39.89	n.a.	0.98	77,843.9	58,069.4	19,774.5	220.8
Investment grade zone	39.89	n.a.	0.80	77,729.2	57,958.2	19,770.9	219.6
Non-investment grade zone	39.68	n.a.	122.43	114.5	111.0	3.5	1.2
Default	61.29	56.51	63.28	0.1	0.1	—	—

Bank	37.62	n.a.	23.67	5,579.7	2,689.2	2,890.5	309.8
Investment grade zone	37.43	n.a.	19.80	5,024.4	2,460.3	2,564.0	248.1
Non-investment grade zone	38.02	n.a.	59.47	534.1	210.7	323.3	61.6
Default	73.41	70.53	38.17	21.2	18.1	3.1	—

Total	38.83	n.a.	19.49	138,906.1	102,481.7	36,424.3	11,168.4
Investment grade zone	39.71	n.a.	8.57	115,771.1	82,875.5	32,895.5	9,319.3
Non-investment grade zone	33.60	n.a.	76.57	21,721.0	18,337.1	3,383.9	1,820.8
Default	47.55	44.79	36.58	1,413.9	1,269.1	144.8	28.2

¢ Methods for credit risk mitigation

Page 34:

(9) Credit risk mitigation by portfolio classification

As of March 31, 2012	<Before Correction>		(Billions of yen)	<After Correction>		(Billions of yen)
	Other collateral	Guarantees	Total	Other collateral	Guarantees	Total
Internal ratings-based approach	4,687.5	5,414.2	12,473.0	4,733.6	5,228.5	12,333.4
Corporate	4,454.7	3,693.2	10,124.7	4,500.7	3,507.5	9,985.0

Total	4,687.5	5,414.2	15,560.9	4,733.6	5,228.5	15,421.3

¢ Counterparty risk in derivatives transactions and long-settlement transactions

(11) Status of counterparty risk in derivatives transactions and long-settlement transactions

Page 36:

(B) Amounts of credit risk mitigation by type

As of March 31, 2012	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)
Guarantees, Others	14.5	14.4

Total	160.6	160.5

Market and liquidity risk management

Outlier Criteria

Page 67:

Results of calculations under the outlier framework

	<Before Correction>			<After Correction>
	(in billions of yen, except percentages)			(in billions of yen, except percentages)
	Amount of loss	Broadly-defined capital	Loss ratio to capital	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of March 31, 2012	483.2	7,772.9	6.2%	483.2	7,775.0	6.2%